Exhibit 99.2
LICENSE AGREEMENT
THIS AGREEMENT is entered into as of May 28, 2003 (the “Effective Date”) by and between ELLIPSIS BIOTHERAPEUTICS CORP. (“Ellipsis”), having its principal offices at 700 Bay St. Suite 2101, Toronto, ON M5G 1Z6 and JOANNE MCLAURIN, PHD (“the Licensor”), of 181 Mortimer Avenue, Toronto, ON, M4J 2C4. Ellipsis and the Licensor will be individually referred to as a “Party,” and collectively as the “Parties.”
RECITALS
WHEREAS the Licensor has discovered a novel treatment for amyloid and protein folding disorders using inositol-derived compounds (the “Invention”) and has filed a Provisional Application (Docket # PP/4339-2) regarding the use of the compounds entitled “Use of inositol compounds in amyloid and protein folding disorders” on February 27, 2003 to the USPTO;
WHEREAS the Licensor disclosed the Invention by way of Confidential Invention Disclosure Form to the University of Toronto (the “University”) on July 31, 2002;
WHEREAS the Licensor assigned all rights, title and interest in the Invention to the University on October 24, 2002 and subsequently the University assigned all rights, title and interest in the Invention back to the Inventor on October 31, 2002 subject to certain terms and conditions including but not limited to non-exclusive licence to use the Invention solely for research, administration and educational purposes (the “Rights of the University”);
WHEREAS, Ellipsis desires to license such Invention and the associated intellectual property rights pursuant to the terms and conditions of this Agreement;
NOW THEREFORE, in consideration of the foregoing premises, covenants and promises contained in this Agreement, the Parties agree as follows:
ARTICLE 1

DEFINITIONS
1.1 “Aggregate Revenue” shall mean the aggregate of Net Revenues plus Equivalent Revenues.
1.2 “Equivalent Revenues” means the fair market value of all other tangible, non-cash consideration received in the form of equity, securities, assets, options or warrants, directly or indirectly collected or received by Ellipsis from the marketing, manufacturing, sale or distribution of the Diagnostic Royalty Products and/or Therapeutic Royalty Products and/or the sublicence by Ellipsis of the rights granted hereunder.

1.3 “Exclusive” means that the Licensor will not grant licenses to the Licensed Patents to any third party for any use or purpose, except as expressly permitted in Article 2.
1.4 “Licensed Patent” or “Licensed Patents” means any Patent owned by the Licensor with claims covering the Invention as contained in the Provisional Application (Docket # PP/4339-2), entitled “Use of inositol compounds in amyloid and protein folding disorders” filed on February 27, 2003. Continuations-in-part applications derived from such provisional application shall be included in Licensed Patents only to the extent they claim the Invention.
1.5 “Net Revenues” shall mean the royalty, licensing, revenue and all other cash compensation directly or indirectly received by Ellipsis from the sale of Diagnostic Royalty Products and/or Therapeutic Royalty Products and/or the sublicense by Ellipsis of the rights granted hereunder. Net Revenue shall be considered received when the compensation has been received by Ellipsis. Such amounts shall be determined from the books and records of Ellipsis maintained in accordance with GAAP consistently applied.
1.6 “Patent” shall mean all foreign and domestic patents (including, without limitation, extensions, reexaminations, reissues, and renewals), patent applications (including substitutions, provisionals, divisionals, continuations, and continuations-in-part) and patents issuing from patent applications (including substitutions, provisionals, divisionals, continuations, and continuations-in-part).
1.7 “Diagnostic Royalty Product” shall mean any goods or services whose use or manufacture involves the use of the Licensed Patents and that is used for the diagnosis or assessment of the prognosis for any disease claimed by the Licensed Patents.
1.8 “Therapeutic Royalty Product” shall mean any goods or services whose use or manufacture involves the exercise of the Licensed Patents and that is found to be pharmaceutically active in the treatment or prevention of any disease claimed by the Licensed Patents.
ARTICLE 2

LICENSE
2.1 Licensed Patent. Subject to the other terms and conditions of this Agreement, the Licensor hereby grants, and Ellipsis hereby accepts, a worldwide license, with the right to grant sublicenses, in all fields of use, to make, have made, use and sell Diagnostic Royalty Products and Therapeutic Royalty Products, and to grant sublicenses with respect to the Licensed Patent.
2.2 Exclusivity. The license granted to Ellipsis in Section 2.1 shall be Exclusive for a term until the expiration of the last to expire of the Licensed Patents on a country-by-

country basis, except that the University and the Licensor retain a non-exclusive right to use the Invention and Licensed Patents for research, administration and academic purposes.
2.3	Sublicence Agreements. Ellipsis will provide the Licensor with a copy of any sublicenses granted hereunder within sixty (60) days of execution.
ARTICLE 3

PAYMENTS AND ROYALTIES
3.1	Currency. Unless otherwise stated, all currency values listed in this Agreement are in Canadian dollars.

3.2	Licensing Fees. In partial consideration for the license granted by the Licensor to Ellipsis under Section 2.1, and in addition to the royalties and other payments described herein, Ellipsis agrees to pay to the Licensor an initial licensing fee of one-hundred thousand dollars ($100,000.00) payable as follows:
(a)	Ten thousand dollars ($10,000), which shall be paid within thirty (30)

days of the Effective Date of this Agreement; and

(b)	Twenty-five thousand dollars ($25,000) payable upon the first anniversary of the Effective Date of this Agreement; and

(c)	Sixty-five thousand dollars ($65,000) payable upon the second anniversary of the Effective Date of this Agreement.
3.3	Milestone Payments. Ellipsis shall pay to the Licensor upon completion of the following milestones:
(a)	$10,000 upon the first regulatory approval of a Diagnostic Royalty Product in Canada, the United States, or Europe;

(b)	$5,000 upon each subsequent regulatory approval for a Diagnostic Royalty Product in any one of Canada, the United States, or Europe;

(c)	$50,000 upon initiation of human efficacy (Phase II) clinical trials for a Therapeutic Royalty Product;

(d)	$100,000 upon the first regulatory approval of a Therapeutic Royalty Product in Canada, the United States, or Europe.
Ellipsis shall notify the Licensor in writing within thirty (30) calendar days upon the achievement of each milestone, such notice to be accompanied by payment of the appropriate milestone payment. The applicable milestone payment shall be payable only upon the initial achievement of each milestone for a given a Diagnostic Royalty Product or Therapeutic Royalty Product and no amounts shall be due hereunder for subsequent for repeated achievement of such milestone for the same Diagnostic Royalty Product or Therapeutic Royalty Product.
3.4	Royalties. As further consideration for the license granted to Ellipsis pursuant to Section 2.1, Ellipsis agrees to pay the following:
(a)	an ongoing royalty at a rate of 10% for the first one hundred million dollars in Aggregate Revenue relating to Diagnostic Royalty Products received by Ellipsis, and 7% of Aggregate Revenue relating to Diagnostic Royalty Products thereafter; and

(b)	an ongoing royalty at a rate of 2.5% for the first one hundred million dollars in other Aggregate Revenue relating to Therapeutic Royalty Products received by Ellipsis and 1.5% of Aggregate Revenue relating to Therapeutic Royalty Products received by Ellipsis thereafter.
3.5	Sales Reports. Within ninety days after the first of each January during the Term of this Agreement Ellipsis agrees to make annual written reports to the Licensor that state, as of the date of the report, the number, description and aggregate of all Diagnostic Royalty Products and Therapeutic Royalty Products sold or otherwise disposed of during the preceding twelve (12) calendar months, the amount that shall be received Ellipsis from one or more third parties in respect of the sublicense of the Licensed Patents and all other compensation received by Ellipsis for and upon which a royalty or other fees are payable as provided in this Article 3. The first such report shall include all Diagnostic Royalty Products and Therapeutic Royalty Products sold or otherwise disposed of and any sublicensing amounts received prior to the date of the report.

3.6	Accounting and Records. Ellipsis will keep complete, true and accurate records of the Aggregate Revenue, and sales of all Diagnostic Royalty Products and Therapeutic Royalty Products by Ellipsis for not less than three (3) years following the end of the calendar quarter in which such sales were made. Upon the request of the Licensor, Ellipsis will have an independent third party auditor review the records no more than once per year to verify the accuracy of Ellipsis’s royalty statements and any other payments owed to the Licensor pursuant to Article 3, and will make such audited records available to a representative of the Licensor who is bound by obligations of confidentiality not to disclose such information to any third party for any purpose. All such audits shall be conducted during Ellipsis’ regular business hours at the Licensor’s cost and expense; provided, however, that if the audit reveals an underpayment to the Licensor of more than one percent (1%) and greater than $10,000, Ellipsis shall pay for the cost and expense of the audit.

3.7	Payment. Concurrently with the making of each sales report as set forth in Section 3.6, Ellipsis shall pay to the Licensor the royalties set forth in this Article 3 and any other payments due to the Licensor pursuant to this Article 3, unless otherwise specified by the Licensor. The sums due shall be paid by Ellipsis as follows:
(a)	25% of all sums due shall be paid by cheque payable to the University of Toronto and addressed to the Assistant Vice-President, Technology Transfer, Simcoe Hall, 27 King’s College Circle, Toronto, ON, M5S 1A1;

(b)	the remainder shall be paid by cheque payable to the Licensor and addressed to the address in Article 7.
3.8	Interest. In the event royalty payments or any other payments are not received by the Licensor when due, or in the case of any underpayment due to Licensor pursuant to Section 3.8, Ellipsis shall pay to Licensor interest thereon to the extent permitted by applicable law, at one percentage point (1%) over the prime rate of interest as reported, from time to time, by the Bank of Canada, calculated on the number of days such payment in delinquent.

3.9	Conversion to Canadian Currency. The royalties on sales in currencies other than Canadian Dollars shall be calculated using the appropriate foreign exchange rate for such currency quote by the Bank of Canada foreign exchange desk, on the close of business on the last banking day of each calendar quarter. All payments to the Licensor shall be in Canadian Dollars.

3.10	Taxes. Ellipsis acknowledges that it may be required to pay Canadian Goods and Services taxes and other taxes in respect of royalties other payments paid hereunder . Any such taxes arising from the payment of the royalties will be remitted by Ellipsis to the Licensor or the respective tax authorities as appropriate.
ARTICLE 4
INTELLECTUAL PROPERTY
4.1	Licensed Patents. Ellipsis has filed the Licensed Patents and shall prosecute, and maintain Licensed Patents at its own expense and in the Licensor’s name through counsel chosen by Ellipsis and reasonably acceptable to Licensor. The Licensor will provide all necessary assistance reasonably requested by Ellipsis, at Ellipsis’s expense, to enable Ellipsis to pursue such patent applications. In the event that Ellipsis elects not to support a patent application or to continue prosecution in any country, Licensor may, at her sole discretion, file such patent or continue such prosecution in that country at her own expense. In such a case, Ellipsis would not have any rights to, or in, any patents arising from such applications.

4.2	Royalty Products. Subject to article 4.1, Ellipsis shall have the sole and exclusive right in its sole discretion, at its expense to file in its name, prosecute and maintain Patents with claims covering Diagnostic Royalty Products and Therapeutic Royalty Products developed solely by its personnel, consultants or third party contractors.

4.3	Progress of Licensed Patents. Ellipsis undertakes to keep Licensor reasonably advised of the progress of prosecution and of any actions Ellipsis proposes to take or has taken in connection with the prosecution or maintenance of the Licensed Patent. Ellipsis will diligently endeavor to provide Licensor with copies of correspondence and all actions issued by patent authorities, and shall take into account any comments, remarks or suggestions Licensor may promptly provide to Ellipsis in writing at least ten (10) days prior to any due date established by Inventors for preparation of a response or amendment, and in all cases thirty (30) days prior to any patent office due dates.

4.4	Enforcement of Patent Rights. Ellipsis shall have the right, but not the obligation, at its expense, to prosecute any and all infringement or wrongful use of the Licensed and to enter settlements, judgment or other arrangement; provided, however, that to the extent any amounts received by Ellipsis are compensation for lost sales of Diagnostic Royalty Products or Therapeutic Royalty Products, the Licensor will receive royalties on such amounts in accordance with the terms of Article 3 and that Ellipsis shall not enter into any settlement agreements or other arrangements concerning the Licensed Patents without prior written notice to the Licensor.

4.5	Infringement of Third Party Rights. In the event that the practice of any Licensed Patents become the subject of a third party claim of patent infringement against Ellipsis and/or the Licensor, Ellipsis shall provide the Licensor prompt written notice of such infringement claim, setting forth the facts of such claim in reasonable detail. As between the parties to this Agreement, Ellipsis shall have the first and primary right and responsibility at its own expense to defend and control the defense of any such claim against itself, by counsel of its own choice. If the Licensor is named a defendant in any law suit relating to any such third party claim, it is understood that any settlement of such actions must be approved by the Licensor, such consent not to be unreasonably withheld. Upon Ellipsis’ reasonable request, the Licensor shall cooperate with Ellipsis in the defense of any such action at Ellipsis’ cost and expense. Notwithstanding the foregoing, and in the Licensor’s sole discretion, the Licensor shall be entitled to participate through counsel of its own choice in any legal action involving the Licensed Patents or any products claimed by the Licensed Patents, at the Licensor’s cost and expense.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES
5.1	Licensor’s Representations and Warranties. During the term of this Agreement, Licensor represent and warrants to Ellipsis the following:
(a)	The Licensor is the sole owner of the Invention;

(b)	The Licensor has the right, subject to the Rights of the University, grant the licence hereunder and has all necessary power and capacity to execute and deliver, and to observe and perform her covenants and obligations under this Agreement; and

(c)	The Licensor has not assigned or transferred any rights, title or interest to the whole or any part of the Invention that would conflict with this Agreement.
Licensor hereby disclaims any representation and warranty of: fitness for any particular purpose; merchantability; and scope of validity of the Licensed Patents.
5.2	Inventors’ Covenants. During the term of this Agreement, Licensor covenants that she will:
(a)	assist Ellipsis or its nominee in preparing any necessary patent applications, including Canadian and foreign patent applications in the production of any patent application with respect to the Invention; and

(b)	deliver to Ellipsis such documents and instruments that Ellipsis shall reasonably require to give effect and carry out the transactions contemplated by this Agreement.
5.3	Ellipsis’s Representations and Warranties. During the term of this Agreement, Ellipsis represents and warrants that:
(a)	it is duly incorporated, organized and validly subsisting under the laws of the Province of Ontario;

(b)	it has the power to enter this Agreement and to perform the obligations contemplated by this Agreement;

(c)	it has taken all necessary corporate action to authorize the execution and performance of this Agreement;

(d)	the Agreement has been duly executed and delivered by the Corporation and the Agreement constitutes a valid and binding obligation of the Corporation enforceable against it in accordance with its terms; and

(e)	neither the entering into this Agreement nor the performance by the Corporation of its obligations under this Agreement contravenes or results in the contravention or acceleration of:
(i)	any provision of the Corporation’s incorporating documents or by-laws;

(ii)	any contract to which the Corporation is a party or by which the Corporation is bound; or

(iii)	any laws of any jurisdiction to which the Corporation is subject.
5.4	Ellipsis’s Covenants. During the term of this Agreement, Ellipsis covenants that it will:
(a)	enter into negotiations for a research contract with the University to fund further research at the University, to be conducted by or under the supervision of the Licensor, to develop the Invention further;

(b)	use its best efforts to develop, market and promote the Invention;

(c)	consult with the Licensor on patent strategy with respect to the Invention, including the jurisdictions in which patent protection will be sought;

(d)	diligently pay for and prosecute and maintain all patent filings in any jurisdiction and for any cost of maintaining the Licensed Patents, pursuant to the terms of this Agreement.
ARTICLE 6
TERM AND TERMINATION
6.1	Term and Termination. Unless earlier terminated, the term of this Agreement (the “Term”) shall commence upon the Effective Date and expire upon the expiration of the last to expire of the Licensed Patents on a country-by-country basis.
If no Licensed Patents issue, or if all License Patents are found to be either invalid or unenforceable, this Agreement shall automatically terminate twenty (20) years from the Effective Date.
6.2	Inventor’s Termination on Notice. Inventors may terminate this Agreement on written notice if
(a)	Ellipsis should be adjudged bankrupt or enter into a composition with or assignment for the benefit of its creditor(s);

(b)	Ellipsis shall consent to involuntary petition in bankruptcy or if a receiving order is given against it under the Bankruptcy and Insolvency Act or the comparable law of any other jurisdiction;

(c)	there shall be entered an order, judgment or decree by a court of competent jurisdiction, upon the application of a creditor, approving a petition seeking reorganization or appointing a receiver, trustee or liquidator of all or a substantial part of Ellipsis’s assets and such order, judgment or decree continues in effect for a period of thirty (30) consecutive days; or

(d)	Ellipsis fails in a material respect to comply with the representation, warranties and covenants set out in Article 5.
6.3	Ellipsis’s Termination on Notice. Ellipsis shall have the right to terminate this Agreement, for any reason, by giving Inventors sixty (60) days written notice thereof.

6.4	Material Breach. Either Party shall have the right on written notice to the other Party to terminate this Agreement if:
(a)	the other Party breaches in a material respect any representation, warranty or covenant under this Agreement; or

(b)	the other Party shall fail to perform any of the other material obligations set forth in this Agreement and such default in the case of a default which is remediable continues for a period of thirty (30) days after written notice of such failure has been given by the non-defaulting Party.
6.5	Actions Upon Termination. Upon the termination of this Agreement:
(a)	all rights to the Invention and Licensed Patents granted under this Agreement shall revert back to Licensors;

(b)	Ellipsis shall refrain from further use of such Invention or Licensed Patent; and

(c)	Ellipsis shall forthwith pay all fees owing to Inventors hereunder as of the date of termination.
Termination of this Agreement shall not affect the rights and obligations of the Parties that accrued prior to the effective date of such termination.
6.6	Payment of Royalties Due. No breach, termination or expiration of this Agreement shall relieve Ellipsis of its obligation to pay any royalty or other payments which accrued prior to such termination or expiration. In particular, termination of this Agreement shall not relieve Ellipsis of its obligation to pay royalties and fees on Net Sales of any Diagnostic Royalty Products or Therapeutic

Royalty Products under Section 3.4 sold after termination of this Agreement but during the royalty term set forth in Section 3.4 which would have been payable to the Licensor if this Agreement survived to the expiration of its full term under Section 5.1. No royalty or other payments will be refunded upon termination of this Agreement.
6.7	Survival. The provisions of Articles 3.8, 4.5, 5, 6.5, 6.6, 8, 9, 10, and Sections 11.3, 11.9 and 11.11 shall survive termination or expiration of this Agreement in perpetuity, unless otherwise explicitly stated in the applicable section.
ARTICLE 7
NOTICES
7.1	Any notices given under this Agreement will be in writing and deemed delivered upon receipt by mail, by private carrier, by hand or by confirmed facsimile addressed to the Parties as follows:

Ellipsis		Licensor

Chief Executive Officer Ellipsis Biotherapeutics Corp. 700 Bay Street Suite 2101, Box 195 Toronto, Ontario M5G 1Z6		JoAnne McLaurin Centre for Research in Neurodegenerative Diseases University of Toronto 6 Queen’s Park Crescent West M5S 3H2

Telephone: Fax:	416.586.0281 416.586.0638	Telephone: Fax:	416.978.1035 416.978.1878
ARTICLE 8
PUBLICITY
8.1	Ellipsis Publicity. Neither Party will identify the other or use the name of the other or any contraction thereof, in any manner in connection with the exercise of this Agreement, or use the name of any agent or employee of the other Party, or any trademark, service mark, trade name, or symbol of the other Party without the the other Party’s prior written consent. However, both parties may make the following information a matter of public record: name of the Inventor; Licensor’s name; Ellipsis’s name; and the title of the Licensed Patents.

ARTICLE 9
INDEMNIFICATION
9.1	Indemnification by Ellipsis. Ellipsis hereby agrees to indemnify, defend and hold harmless the Licensor, its affiliates, employees, agents and contractors (“Licensor Indemnitees”) from any third party costs, fees, damage, loss, or expense (including attorneys’ fees and expenses of litigation if assessed against the indemnified party by a court of competent jurisdiction) (collectively “Losses”) incurred by or imposed upon the Licensor Indemnitees in connection with any claims, suits, actions, demands, or judgments (collectively, “Claims”) arising out of Ellipsis’s use and commercialization of Licensed Patents, Diagnostic Royalty Products, or Therapeutic Royalty Products, except to the extent that such Losses are due to the negligence, recklessness or willful misconduct of a Licensor Indemnitee, or by the violation of any applicable federal, provincial or local law or regulation by a Licensor Indemnitee.

9.2	Procedures. The indemnified Party will promptly notify the indemnifying Party of any Claim and will cooperate with the indemnifying Party in the defense of the Claim. The indemnifying Party will have the right to control such defense. The indemnifying Party agrees to, at its own expense, to provide attorneys acceptable to the indemnified Party to defend against any Claim with respect to which the indemnifying Party has agreed to provide indemnification hereunder. This indemnity shall not be deemed excess coverage to any insurance or self insurance the indemnified Party may have covering a Claim.
ARTICLE 10
CONFIDENTIALLY
10.1	Confidential Treatment and Non-Use. Ellipsis may reveal to the Licensor during the term of this Agreement certain confidential information. The Licensor agrees to hold in confidence and not use, except as permitted by this Agreement, any information which she obtains from Ellipsis during the term of this Agreement, whether in oral, written or electronic form (“Confidential Information”) and not to disclose, except as permitted in this Agreement, Confidential Information of Ellipsis to any third party without the express written consent of Ellipsis. The Licensor may disclose Confidential Information to her employees, other agents or consultants and the University on a need-to-know basis, provided that such employees, other agents or consultants or the University are bound by obligations of non-use and nondisclosure with respect to such Confidential Information at least as stringent as those set forth in this Article 10.

This Article 10 shall remain in force for a period of five (5) years following termination or expiration of this Agreement.
10.2	Permitted Disclosure. Nothing in this Article 10 shall in any way restrict the rights of the Licensor with respect to any Confidential Information which the Licensor can demonstrate by competent written proof:
(a)	Was in the public domain as of the Effective Date or comes into the public domain during the term of this Agreement through no breach of this Agreement or any other act or omission of the Licensor;

(b)	Was known to the Licensor at the time of disclosure by Ellipsis; or

(c)	Was received by the Licensor after disclosure under this Agreement from a third party with the lawful right to disclose such information.
10.3	Authorized Disclosure. The Licensor may disclose Confidential Information required to be disclosed by law or regulation, provide that the Licensor seeks confidential treatment of such information to the extent available under such law or regulation and gives Ellipsis prior written notice of such request to also allow Ellipsis to take action.
ARTICLE 11
MISCELLANEOUS
11.1	Force Majeure. Neither Party will be liable for any failure to perform as required by this Agreement, if the failure to perform is caused by circumstances reasonably beyond such Party’s control, such as labor disturbances or labor disputes of any kind, accidents, civil disorders or commotions, acts of aggression, acts of God, energy or other conservation measures, explosions, failure of utilities, mechanical breakdowns, material shortages, disease, thefts or other such occurrences; provided, however, that such Party shall use reasonable efforts to overcome such circumstances.

11.2	Assignment. Neither Party may assign this Agreement without the prior written consent of the other Party, such consent not to be unreasonably withheld; provided, however, that Ellipsis may assign the Agreement in connection with a merger, consolidation or sale of all or substantially all of Ellipsis’ assets.

11.3	Legal and Equitable Remedies. Because a material breach of this Agreement may result in harm to Ellipsis which could not be remedied by monetary damages, Ellipsis shall have the right to seek enforcement of this Agreement and any of its provisions by injunction, specific performance or other equitable relief without prejudice to any other rights and remedies that Ellipsis may have for a breach of this Agreement.
11.4	Severability. If any provision of this Agreement becomes or is declared illegal, invalid, or unenforceable, such provision will be separable from this Agreement and the remaining provisions shall continue in full force and effect. If such separation substantially alters the basis of this Agreement, the Parties will negotiate in good faith to amend the provisions of this Agreement to give effect to the original intent of the Parties.

11.5	Independent Contractors. The Licensor and Ellipsis are independent contractors and neither is an agent, joint venture or partner of the other.

11.6	Entire Agreement. This Agreement represent the entire agreement and understanding between the Parties with respect to its subject matter and supersedes any prior and/or contemporaneous discussion, representation, or agreement, whether written or oral, of the Parties regarding the subject matter hereof.

11.7	Waiver. It is agreed that no waiver by either party hereto of any breach or default of any of the covenants or agreements herein set forth shall be deemed a waiver as to any subsequent and/or similar breach or default.

11.8	Compliance with laws. In exercising its rights under this Agreement, each Party shall fully comply with the requirements of any and all applicable laws, regulations, rules and orders of any governmental body having jurisdiction over the exercise of rights under this Agreement. 11.9 Applicable Law. This Agreement shall be interpreted and construed in accordance with the laws of the Province of Ontario.

11.10	Amendments. Amendments or changes to this Agreement shall be valid and binding only if in writing and signed by duly authorized representatives of the Parties. No Provision of this Agreement can be waived except by the express written consent of the Party waiving compliance. 11.11 Headings. The Article and Section headings contained herein are for the purposes of convenience only and are not intended to define or limit the contents of the Articles or Sections to which they apply.

11.12	Counterparts. This Agreement may be executed in one or more counterparts, which shall together constitute the same legal instrument.

IN WITNESS WHEREOF, these duly authorized representatives of the Parties hereby execute this Agreement:

ELLIPSIS BIOTHERAPEUTICS CORP.	JoAnne McLaurin, PhD

Signature: /s/ Laurence Rubin	Per: /s/ JoAnne McLaurin

Name: Laurence A. Rubin	Name: JoAnne McLaurin

Title: CEO	Title: Associate Professor

Date: May 28, 2003	Date: May 29, 2003

FIRST AMENDMENT
This First Amendment effective the 1st day of April, 2005, is by and between Ellipsis Neurotherapeutics Inc. having its office at 700 Bay Street, Suite 2101, Box 195, Toronto, Ontario, Canada M5G 1Z6 (hereinafter referred to as “Ellipsis”) and JoAnne McLaurin, PhD (the “Licensor”)
WHEREAS Ellipsis Biotherapeutics Corporation (“Ellipsis Bio”) and the Licensor entered into a License Agreement dated May 28, 2003 (“License Agreement”) wherein the Licensor granted Ellipsis Bio a worldwide sublicensable right and license in all fields of use, to make, have made, use and sell Diagnostic Royalty Products and Therapeutic Royalty Products as defined in the License Agreement;
WHEREAS by Asset Purchase Agreement dated November 4, 2004, Ellipsis Bio sold, assigned, and transferred to Ellipsis its entire rights, title, and interest in and under the License Agreement; WHEREAS Licensor is the Principal Investigator under an Agreement between Ellipsis and The Governing Council of the University of Toronto concerning a sponsored research project entitled “Novel Therapeutics for Alzheimer’s Disease and CNS Amyloid Disorders” dated December 1, 2003 as amended by a First Amendment dated November 30, 2004 and a Second Amendment effective April 1, 2005, (the Agreement and any and all future amendments thereto are collectively referred to herein as the “Research Agreement”);
WHEREAS Licensor in the performance of the Research Agreement may develop improvements that are within, contemplated by, or are a selection of the Invention or subject matter described or claimed in Licensed Patents as defined in the License Agreement (“Improvements” as defined below);
AND WHEREAS Ellipsis and Licensor wish to amend the License Agreement to confirm that Ellipsis is the party to the License Agreement, and to include a worldwide sublicensable right and license to Improvements and to Licensed Patents covering Improvements, and to include consideration for such license.
In consideration of the foregoing premises, the Parties agree to amend the License Agreement as follows:
          The License Agreement and First Amendment shall be by and between Ellipsis Neurotherapeutics Inc., an Ontario corporation having its office at 700 Bay Street, Suite 2101, Box 195, Toronto, Ontario, Canada M5G IZ6, and the University. All terms that mention “Ellipsis” in the Agreement shall refer to Ellipsis Neurotherapeutics Inc.
2.	Section 1.4 is replaced with the following:
“Licensed Patent” or “Licensed Patents” means any Patent that Licensor owns or has a right to license, describing or claiming all or part of the Invention including US Provisional Application No. 60/451,363 entitled “Use of inositol compounds in amyloid and protein folding disorders” filed February 27, 2003, US Provisional Application Nos. 60/520,958 filed November 17, 2003. and 60/523,534 filed November 19, 2003, US Patent Application No. 10/787,621 filed February 26, 2004, PCT Application No. PCT/CA2004/000272 entitled “Methods of Preventing, Treating, and Diagnosing Disorders of Protein Aggregation” filed September 10, 2004, US Provisional Application No. 60/628,840 entitled “Compositions and Methods for Treating Disorders of Protein Aggregation” filed November 17, 2004: Patents

Relating to the subject matter of the University of Toronto Invention Policy Confidential Intellectual Property Disclosure identified in Schedule A attached hereto and incorporated herein by reference; and Patents describing or claiming all or part of improvements which from time to time will be added to schedule B which is attached hereto and incorporated herein by reference.
3.	Section 1.7 is replaced with the following:
1.7	“Diagnostic Royalty Product(s)” shall mean any good or service whose use or manufacture involves the use of a licensed Technology and that is used for the diagnosis or assessment of the prognosis for any disease claimed by a Licensed Patent.
4.	Section 1.8 is replaced with the following:
1.8	“Therapeutic Royalty Product(s)” shall mean any good or service whose use or

Manufacture involves the exercise of a Licensed Technology and that is found to be pharmaceutically active in the treatment or prevention of any disease claimed by a Licensed Patent.
5.	The following Section 1.9 is added to Article 1:
1.9	“Licensed Technology” shall mean the Invention, the Licensed Patents, and Improvements, and all technical information, know-how, data and knowledge that are developed by Licensor related to or necessary for the use, manufacture, or sale of a Therapeutic Royalty Product or Diagnostic Royalty Product, or the practice of an Invention, Improvement, or Licensed Patent.
6.	The following Section 1.10 is added to Article 1:
1.10	“Improvement(s)” means any modification, innovation, invention, discovery, or technical advance, created in the performance of the Research Agreement, that Licensor owns or has a right to license, and (a) whether patentable or not, is relevant to at least one claim of a Licensed Patent; or (b) has no substantial use other than in combination with the Invention; including without limitation, formulations, compositions, selection compounds or compositions, combinations, treatments, diagnostics, plasma levels, protocols, dosage regimens, dosage forms, and routes of administration.
7.	Section 2.1 is replaced with the following:
2.1	Grant of License. Subject to the other terms and conditions of this Agreement, the Licensor grants, and Ellipsis hereby accepts a worldwide license, with the right to grant sublicensees, in all fields of use, to Licensed Technology, Diagnostic Royalty Products, and Therapeutic Royalty Products, and to grant sublicenses with respect to the Licensed Technology, Diagnostic Royalty Products, and Therapeutic Royalty Products.
8.	Section 3.2 is amended to add (d)
(d)	$25,000.00 within 30 days of the signing of this Second Amendment;
9.	Section 3.3 is amended to add (e) through (f) as follows:

(e)	$15,000.00 within 30 days of the filing date of each Licensed Patent covering an Improvement.

(f)	$10,000.00 within 30 days of the date of grant of the first United States utility patent for each Licensed Patent covering an Improvement.
10.	Section 3.4 is amended to add the following:

It is understood that only one royalty shall be payable to Licensor on a given Diagnostic Royalty Product or Therapeutic Royalty Product. If a Diagnostic Royalty Product or Therapeutic Royalty Product is not within the scope of a valid unexpired claim of a Licensed Patent, royalties will only be payable for ten (10) years from the date of the first sale of the Diagnostic Royalty Product or Therapeutic Royalty Product.
All other terms and conditions of the License Agreement shall remain in full force and effect.
All capitalized terms used but not otherwise defined herein shall have their meanings in the Agreement.
In witness whereof, the undersigned agree to be bound by the terms of this Agreement.

JoAnne McLaurin, PhD	Elipsis Neurotherapeutics Inc.

Per: /s/ JoAnne McLaurin	Per: /s/ Laurence A. Rubin

Name: JoAnne McLaurin	Name: Laurence A. Rubin

Title: Associate Professor	Title:Chief Executive Officer

Date: May, 2005	Date: June 2, 2005